Exhibit 99.B

TEXT OF STOCKHOLDER PROPOSAL

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that the stockholders of Big 5 Sporting Goods Corporation (“BGFV”) urge the Board of Directors to take all necessary steps (other than any steps that must be taken by stockholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2016 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2016 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted by Stadium Capital Management, LLC (“SCM”), one of the largest stockholders of BGFV.

The resolution urges the Board of Directors to facilitate a declassification of the Board. Having directors stand for elections annually makes directors more accountable to stockholders, and could thereby contribute to improving performance and increasing firm value. As far back as 2003, ISS argued that “the only real motive for board classification is to make it more difficult to change control of the board. A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control. Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors' board seats are secure.” ISS continued to advise voting FOR proposals to repeal classified boards in its 2014 U.S. Proxy Voting Summary Guidelines.

According to data from the ISS 2014 Proxy Season Review:

•	More than 140 companies brought management proposals to declassify their boards to a vote at annual meetings during the 2013 and 2014 “proxy seasons”;

•	More than 45 precatory declassification proposals were put on the ballot by stockholders during this period; and

•	The average percentage of votes cast in favor of stockholder proposals to declassify the boards of U.S. companies exceeded 80% in each year, with 2014’s 84% average support constituting a record.

The significant stockholder support for declassification proposals is consistent with empirical studies reporting that:

•	Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));

•	Takeover targets with classified boards are associated with lower gains to stockholders (Bebchuk, Coates and Subramanian, 2002);

•	Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang and Xie, 2007); and

•	Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

There are academic studies that reach opposing conclusions. For example, one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums; however, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote FOR this proposal to make directors more accountable to stockholders.